LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDING DECEMBER 31, 2024

LOAN AUTOMATIC, LLC

CONTENTS

Financial Statements

LOAN AUTOMATIC, LLC

BALANCE SHEET

	December 31, 2024
ASSETS	
Current assets:	
Cash	$ 378,607
Accounts receivable	12,102
Prepaid expenses	42,226
Total current assets	432,935
Intangible assets:	
Internally developed software	2,255,961
Other Assets:	
Security Deposit	900
Total assets	$2,689,796
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 435,779
Accrued expenses	32,109
Deferred Revenue-ANG	250,000
Advance from Stakeholders	519,469
Total current liabilities	1,237,357
Long-Term Liabilities:	
Simple agreement for future equity	1,785,238
Notes payable	200,000
Total long-term Liabilities	1,985,238
Total Liabilities	3,222,595
Members' equity	(532,799)
Total liabilities and members' deficit	$2,689,796

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2024
Ancillary Product Income	$ 4,282
Interest Income	10,508
Subscription Fee	150,909
Pass-Through Fee	36,160
Transaction fee income	$201,859
Operating expenses	
Selling, general and administrative expenses	$974,210
Net Loss	$ (772,351)